Management's Discussion and Analysis of Operations and Financial Condition
For the three months and year ended December 31, 2022

Management's Discussion and Analysis of Operations and Financial Condition
This Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) of i-80 Gold Corp. (the “Company” or “i-80 Gold”) should be read in conjunction with the Company’s audited consolidated financial statements (the “Financial Statements”) for the year ended December 31, 2022, and the notes thereto. The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all amounts discussed herein are denominated in U.S. dollars. This MD&A was prepared as of March 14, 2023, and all information is current as of such date. Readers are encouraged to read the Company’s public information filings on i-80 Gold’s web-site at www.i80gold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This discussion provides management's analysis of the Company’s historical operating and financial results and provides estimates of future operating and financial performance based on information currently available. Actual results may vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. Cautionary statements regarding mineral reserves and mineral resources, and forward-looking information can be found in the Sections titled “Technical Information” and “Cautionary Statements on Forward-Looking Statements” in this MD&A.
The Company has included certain non-IFRS financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-IFRS financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Descriptions and reconciliations associated with the non-IFRS financial performance measures can be found in the section titled “Non-IFRS Financial Performance Measures” in this MD&A.
Highlights

Fourth Quarter

•Q4 2022 gold sales of 6,769 ounces at an all-in sustaining cost of $1,137 per ounce sold 1
•December 31 cash balance of $48 million and $33 million in restricted cash
•Continued exploration success at Ruby Hill with multiple high-grade intercepts including the discovery of polymetallic and base metal mineralization zones (4,509 core feet and 6,875 reverse circulation (RC) feet drilled)
•5,039 core feet and 4,940 RC feet drilled to expand monitoring of the hydraulic properties at McCoy Cove
•Completed step-out and infill drilling at Buffalo Mountain (4,699 core feet, and 925 RC feet drilled)
•15,882 tons of oxide mineralized material shipped to Lone Tree from Granite Creek for processing
•Acquisition of the Argenta property with key water rights for executing on the Cove Project de-watering strategy
•Lone Tree autoclave engineering study progressing on plan

Full Year 2022

•Gold sales of 21,097 ounces; all-in sustaining cost of $1,182 per ounce sold 1
•Commenced trading on the New York Stock Exchange on May 19, 2022 under the symbol IAUX
•Closed and funded the gold prepay and silver purchase and sale agreements totaling $75 million
•Increased the size of the Granite Creek property package by approximately 1,280 acres (518 hectares), extending exposure along the primary fault structure by approximately 1.6 km north towards the Turquoise Ridge Mine, and 1.6 km south of Granite Creek
•Achieved high-grade results from the underground drill program at Granite Creek with multiple intercepts in the Ogee and South Pacific zones, comprised primarily of oxide mineralization, amenable to non-refractory processing
•Discovery of the Hilltop zone, a new zone of mineralization at Ruby Hill, containing high-grade precious metals and base metals
•4,359 feet of development completed at Granite Creek
•3,095 feet of exploration ramp advancement completed at McCoy-Cove
•Completed first gold sale in Company history
•A total of 240,449 feet (core and RC) drilled during the year with multiple positive results, especially at Ruby Hill and Granite Creek to expand mineralization further
______________________________________________________________________________________________
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

OVERVIEW
Company Overview

i-80 Gold Corp. is a Nevada-focused growth-oriented gold and silver producer engaged in the exploration, development, and production of gold, silver and polymetallic deposits. The Company's principal assets (all wholly-owned) include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Project, and McCoy-Cove Project.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange (“NYSE”) under the symbol IAUX. The Company’s headquarters are located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.

FINANCING AGREEMENTS

Private Placement Offering

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures will bear interest at a fixed rate of 8.00% per annum and will mature on February 22, 2027, being the date that is four years from the offering closing date.

The Convertible Debentures will be the senior unsecured obligation of the Company and will be secured on a limited recourse basis by Premier Gold Mines USA, Inc. ("Premier USA"), the Company’s wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka Gold Corporation ("Au-Reka"). The Convertible Debentures will be guaranteed on a full recourse basis by Au-Reka which is secured by a first ranking security over all of Au‑Reka’s present and future real and personal property (including the McCoy-Cove project).

The Convertible Debentures are not redeemable prior to the Maturity Date; provided, however, that, if the Company has not executed the security documents relating to the security being provided in connection with the offering within 90 days from the closing date, the Company shall be obligated to repurchase the Convertible Debentures, by the date that is 120 days from the closing date, at a price equal to 100% of the principal amount of the Convertible Debentures then outstanding plus any accrued and unpaid interest thereon up to and including the date of redemption.

Certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures under the offering.

Orion and Sprott Financing Package

The Company entered into a financing package with OMF Fund III (F) Ltd. an affiliate of Orion Mine Finance (collectively “Orion“) on December 31, 2021, and a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) on December 9, 2021 (together the “Finance Package”).

The Financing Package in its aggregate consists of:
a.$50 million convertible loan (the “Orion Convertible Loan“)
b.$10 million convertible loan (the “Sprott Convertible Loan” and together with the Orion Convertible Loan, the “Convertible Loans”)
c.$45 million gold prepay purchase and sale agreement entered into with affiliates of Orion (the “Gold Prepay Agreement“), including an accordion feature potentially to access up to an additional $50 million at i‑80 Gold’s option
d.$30 million silver purchase and sale agreement entered into with affiliates of Orion (the “Silver Purchase Agreement“), including an accordion feature to potentially access an additional $50 million at i‑80 Gold’s option and an amended and restated offtake agreement entered into with affiliates of Orion (the “A&R Offtake Agreement“)
e.5,500,000 warrants of the Company issued to Orion (the “Orion Warrants“ and together with the Orion Convertible Loan, Gold Prepay Agreement, Silver Purchase Agreement and the A&R Offtake Agreement, the “Orion Finance Package”).

The $60 million in Convertible Loans have been fully funded and issued. The obligations under the Gold Prepay Agreement and Silver Purchase Agreement are senior secured obligations of the Company and its wholly‑owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek Project in Humboldt County, Nevada.

The Sprott and Orion Convertible Loans bear interest at 8.0% per annum and mature on December 9, 2025 and December 13, 2025, respectively. If a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Loans in cash, in an amount equal to 101% of the then outstanding principal amount. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest. Commencing 120 days following the closing date of the Convertible Loans, on any date when the volume weighted average price equals or exceeds 150% of the conversion price for each of the preceding 20 days, the Company may at its option elect to require the lenders to convert at the conversion price all of the then outstanding principal amount and any accrued and unpaid interest into common shares of the Company.

Under the Gold Prepay Agreement, i-80 Gold was due to deliver to Orion 3,000 troy ounces of gold for each of the quarters ending March 31, 2022 and June 30, 2022, and thereafter, 2,000 troy ounces of gold per calendar quarter until September 30, 2025 in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold. i-80 Gold may request an increase in the $45 million prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Gold Prepay Agreement.

The final Gold Prepay Agreement includes an amendment to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the amended Gold Prepay Agreement, commencing on the date of funding, the Company is required to deliver to Orion 1,600 troy ounces of gold for the quarter ending March 31, 2022, 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter 2,100 troy ounces of gold per calendar quarter until September 30, 2025, in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold, subject to adjustment as contemplated by the terms of the Gold Prepay Agreement. As the funding from Orion did not occur until April 2022, payment for the delivery of 1,600 ounces for the quarter ending March 31, 2022 was offset against the $45 million of proceeds received from Orion.

Under the Silver Purchase Agreement, commencing April 30, 2022, i-80 Gold will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from the Ruby Hill Project. Orion will pay i-80 Gold an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, i-80 Gold is required to deliver the following minimum amounts of silver (the "Annual Minimum Delivery Amount") in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. Upon a construction decision for the Ruby Hill project, comprised of one or both of the Ruby Deep or Blackjack Deposits, which construction decision is based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, i-80 Gold will have the right to request an additional deposit from Orion in the amount of $50 million in aggregate in accordance with the terms of the Silver Purchase Agreement.

Both the Gold Prepay Agreement and the Silver Purchase Agreement were funded on April 12, 2022 with i-80 Gold receiving net proceeds of $71.6 million after netting the aforementioned March 31, 2022 gold delivery and closing costs as further described in Note 10 and Note 24 in the Company’s Financial Statements.

The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023. During the year ended December 31, 2022, Orion assigned all of its rights, title and interest under the A&R Offtake Agreement to TRR Offtakes LLC ("Trident").

Additionally, in connection with the Gold Prepay Agreement, the Company issued to Orion the Warrants to purchase up to 5,500,000 common shares of the Company. The Warrants may be exercised at any time at an exercise price of C$3.275 per common share until December 13, 2024.

Equinox Investment

In December 2021, under its anti-dilution rights as contemplated in the agreement discussed in the “Plan of Arrangement with Equinox Gold” section further below, Equinox Gold Corp. (“Equinox Gold”) exercised a portion of its anti-dilution right and subscribed to an additional $10 million of Common Shares at a price of C$2.62 per Common Share.

Private Placement

On October 14, 2021, the Company announced that it closed a non-brokered private placement (the "Private Placement"), pursuant to which the Company sold an aggregate of 39,041,515 common shares in the capital of the Company ("Common Shares") at a price of C$2.62 per Common Share (the "Issue Price"), which represented the five-day volume-weighted average trading price of the Common Shares on the TSX ending on September 2, 2021, which was the last trading date prior to the date of announcing the asset exchange agreement with Nevada Gold Mines LLC (See “Lone Tree and Ruby Hill Acquisition” further below), for aggregate gross proceeds of approximately $81.4 million (C$102.3 million).

In addition, in connection with the asset exchange agreement mentioned above, the Company and Orion agreed that the $1.75 million transfer fee payable on the disposition of the Company’s interest in the South Arturo project (“South Arturo”) under the offtake agreement with Orion (refer to “Previous Financing Agreements” immediately below) would be satisfied by the issuance of 839,799 common shares of the Company at a price of C$2.62 per common share. On October 21, 2021, the Company issued 839,799 Common Shares to Orion in satisfaction of the project transfer Fee.
Previous Financing Agreements
Also, in connection with the closing of the arrangement with Equinox Gold on April 7, 2021 (See “Plan of Arrangement with Equinox Gold” below), the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").
Offtake Agreement
Under the terms of the Offtake Agreement, the Company agreed to sell, and Orion agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the McCoy-Cove Project, and the Granite Creek Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market-referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

South Arturo Purchase and Sale Agreement (Silver)
The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, which was connected to South Arturo, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery and will credit the remaining 80% against the liability. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The liability for the Stream Agreement was included in the net asset value in connection with the asset exchange with Nevada Gold Mines LLC (“NGM”) discussed in the “Lone Tree and Ruby Hill Acquisition” section below, and therefore, is no longer impacting the Financial Statements as of December 31, 2021.

STRATEGIC OVERVIEW
Agreement to Acquire Paycore Minerals

On February 27, 2023, the Company, and Paycore Minerals Inc. (“Paycore”) announced that the companies entered into a definitive agreement whereby i-80 will acquire all of the outstanding common shares of Paycore (the “Paycore Shares”) pursuant to a statutory plan of arrangement.

Paycore owns the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The transaction will consolidate the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill 14,272 acres.

Pursuant to the transaction, Paycore shareholders will receive 0.68 of an i-80 Gold common share for each Paycore Share held (the “Exchange Ratio”), representing a 36% premium for Paycore shareholders based on the 20-day volume-weighted average price for both Paycore and i-80 Gold for the period ended on February 24, 2023 and a 26% premium based on the closing prices of both companies on February 24, 2023. Based on the Exchange Ratio, upon completion of the transaction, existing i-80 Gold shareholders will own approximately 90% and former Paycore shareholders will own approximately 10% of the combined company, on a fully diluted in-the-money basis.
Argenta Acquisition
On May 10, 2022, the Company entered into an agreement for the acquisition of the Argenta property package with Baker Hughes Oilfield Operations, LLC (“Baker Hughes”). The Argenta property located in Lander County, Nevada, includes, 582 acre‑feet of water rights, a rail heading on the Nevada Central Railway, several advanced-stage barite deposits, full barite processing infrastructure, a tailing pond of approximately 50.0 acres and known gold mineralized zones from Baker Hughes. This strategic acquisition provides water rights for development and operation of the Cove open pit mine. On November 10, 2022, the Company completed the acquisition of the Argenta property for a total consideration of $3.7 million.
Granite Creek Acquisition (Osgood Mining Company and Christison)
On April 15, 2021, the Company, together with its subsidiary Premier USA completed the purchase agreement with affiliates of Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (collectively “Waterton”) to acquire from Waterton all the outstanding membership interests of Osgood Mining Company, LLC (“Osgood”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5.0 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued were subject to a statutory hold period under applicable Canadian securities legislation that expired on August 15, 2021.
The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. The components of consideration that were paid and the allocation to the net assets acquired is detailed in the table below:

Components of consideration paid:	$ million
Cash	$23.0
Common shares	27.0
Warrants	6.1
Transaction costs	0.3
$56.4

Allocated value:
Buildings and equipment	$0.4
Mineral properties	58.0
Reclamation and closure cost obligations	(2.0)
$56.4
For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized a liability for contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired.

In September 2022, the Company paid to Waterton $5.0 million as part of the contingent value rights payment due upon the public announcement of a positive production decision related to the Granite Creek Project.
Christison Acquisition
On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10.0 million in cash and $5.0 million in common shares of the Company. The mining claims are located adjacent to the Granite Creek Project.  During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

On completion of the transactions, the properties acquired in the Christison Acquisition and the Osgood Mining Company, LLC acquisition have been combined under the Granite Creek Project.
Osgood controlled a 100% interest in private lands that make up approximately 1,280 acres of the Granite Creek area through outright ownership. Additionally, Osgood controlled a 100% interest in unpatented federal lode mining claims covering approximately 797 additional acres either by outright ownership or through mining lease agreements and owned an undivided 41.67% interest in private land and unpatented federal lode mining claims covering approximately 468 additional acres.
Granite Creek has mineral resources that may be amenable to underground and open pit mining methods. The latest technical report was completed in 2020 by AMC Mining Consultants. Premier USA requested proposals to remodel the existing resource and complete a NI 43-101-compliant Preliminary Economic Assessment (PEA) based upon that resource. Global Resource Engineering (GRE), a Denver-based consulting company, completed the PEA in October 2021 in the name of i-80 Gold Corp. The report was filed on SEDAR in the fourth quarter of 2021. The Company intends to rapidly develop this property and expects that completion of the recommendations from the PEA will afford the opportunity to advance the project to full feasibility and a construction decision.
Strategic Land Acquisition
On May 9, 2022, the Company announced an agreement with NGM (a joint venture between Barrick Gold Corporation (“Barrick”) and Newmont Corporation) to acquire strategic land sections adjoining the Granite Creek property. Total consideration for the purchase of the property sections consists of a cash payment of $4.0 million and the inclusion of the acquired sections into the existing 10% Net Profits Royalty that NGM currently holds on the existing property. Barrick will also retain a 0.5% Net Smelter Return on the new property sections.

Lone Tree and Ruby Hill Acquisition
In October 2021, the Company completed the closing of several agreements to create a comprehensive Nevada mining complex through the acquisition of the Ruby Hill Mine from Waterton, an asset exchange agreement with NGM, and related equity and financing agreements with NGM, Equinox Gold, and Orion Resource Partners (“Orion”). Each of these transactions are explained more fully below.
Ruby Hill Acquisition
On October 18, 2021, the Company completed the acquisition of Ruby Hill Mining Company, LLC (“Ruby Hill”). The Ruby Hill property is host to a historical open pit mine and multiple deposits that contain gold and silver resources, and potential for significant base metal mineralization.
The Company acquired 100% of the issued and outstanding shares of Ruby Hill for payment of $75 million in cash, 3,191,358 common shares of the Company valued at $8 million, and future milestone payments of up to $67 million that are subject to an early prepayment option that could reduce the milestone payments to $47 million.

The four milestone payments and corresponding early prepayment options are as follows:
•$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment to $5 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion;
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
•$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment").
Up to 50% of the foregoing milestone payments may consist of i-80 Gold common shares, provided that the number of i‑80 Gold shares then held by Waterton after giving effect to the share issuance shall not exceed 9.99% of the then issued and outstanding shares of i-80 Gold calculated on a partially diluted basis. i-80 Gold may prepay the Second Milestone Payment by paying to Waterton, on or before 15 months following closing, $10 million provided that up to $7.5 million of such amount may be satisfied, at i-80 Gold’s option, in common shares of the Company, based on the market price of i-80 Gold's shares at the time of such prepayment and i-80 Gold may prepay the aggregate of the Third and Fourth Milestone Payments by paying to Waterton, on or before 24 months following closing $20 million provided that up to $10 million of such amount may be satisfied, at i-80 Gold’s option, in common shares of the Company, based on the market price of i-80 Gold's shares at the time of such prepayment, provided that the number of i-80 Gold shares then held by Waterton after giving effect to the share issuance shall not exceed 9.99% of the then issued and outstanding shares of i-80 Gold calculated on a partially diluted basis.

Ruby Hill includes an open pit mine and related infrastructure, including a mill and heap leach processing circuit, and is located west of the town of Eureka, Nevada near Highway 50. Ruby Hill is host to multiple gold, silver, and base metal deposits. Refractory mineralization from Ruby Hill is expected to be trucked to the Lone Tree complex for processing following the autoclave refurbishment project.

The Company determined that the Ruby Hill Acquisition represents a business combination, with i‑80 Gold as the acquirer. Transaction costs incurred in respect of the acquisition totaling $1.2 million were expensed and included within general and administrative expense in the statement of loss and comprehensive loss.

The acquisition date fair value of the consideration transferred consisted of the following:	$ million
Cash	$75.1
Share‑based consideration	8.0
Current portion of deferred consideration (i)	15.5
Long‑term portion of deferred consideration (i)	26.4
Total consideration	$125.0

(i) Management's best estimate of fair value is that the early prepayment option will be exercised for all milestone payments and discounted at a rate of 7.5%: the fair value of the first milestone payment of $17 million, the second milestone prepayment of $10 million, and the third and fourth milestone prepayments totaling $20 million.

Net assets (liabilities) acquired:	$ million
Accounts receivable and other assets	$0.2
Inventory	13.8
Property, plant and equipment	30.0
Mineral property interests	105.9
Accounts payable	(1.0)
Accrued liabilities	(0.7)
Provision for environmental rehabilitation	(23.2)
Fair value of net assets acquired	$125.0
The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market‑based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life‑of‑mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete inventory to finished product in determining the net realizable value.

Asset Exchange

On October 14, 2021, the Company completed the Asset Exchange Agreement ("Asset Exchange") with NGM. As part of the Asset Exchange, the Company acquired the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave, from NGM in consideration for: (i) the Company’s 40% ownership of the South Arturo Property; (ii) assignment of the Company’s option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to $50 million based on an amount equal to $25 per ounce of recovered gold produced from the mineral resources at the Lone Tree property; and (iv) arrangement of substitute bonding in respect of the Lone Tree and Buffalo Mountain reclamation obligations. In addition, NGM reimbursed the Company approximately $7.3 million for funds previously advanced by the Company to NGM for the autonomous truck haulage test work completed at South Arturo and for funds advanced by the Company that were not used for reclamation activities at South Arturo.

The legal transfer was effective June 1, 2021 and as such, the Company obtained the free cash flow from Lone Tree's operations from June 1, 2021 until October 14, 2021 and in exchange, NGM obtained the free cash flow from the Company’s 40% of South Arturo's operation from June 1, 2021 until October 14, 2021. NGM also entered into a Subscription Agreement where NGM subscribed to $47.4 million in the Company's common shares.

The Company determined that the Asset Exchange represents an asset acquisition. Transaction costs incurred with respect to the Asset Exchange totaled $3.3 million which were included in the components of consideration paid.

The disposal of the Company's 40% interest in South Arturo created no gain or loss of control.

Components of consideration paid:	$ million
Book value of South Arturo asset	$42.8
NGM reimbursement	(7.3)
Transaction costs	3.3
Transfer payment	1.8
Total consideration	$40.6

The underlying assets purchased and liabilities assumed were recorded at cost, and were allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:	$ million
Cash	$1.1
Inventory	3.5
Property, plant and equipment	166.5
Mineral property interests	65.5
Provision for environmental rehabilitation	(60.5)
Fair value of net assets acquired ‑ Gross of tax	$176.1
Taxes payable	(1.1)
Deferred tax liability	(27.7)
Fair value of net assets acquired ‑ Net of tax	$147.3

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market‑based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life‑of‑mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete inventory to finished product in determining the net realizable value.

Income statement impact:	$ million
Gain arising on asset exchange ‑ Gross of tax	$135.5
Income tax expense	(28.8)
Total gain arising on asset exchange ‑ Net of tax	$106.7

For contingent consideration and payments, an accounting policy choice exists and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Asset Exchange, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier Gold Mines Limited ("Premier") and Equinox Gold announced that the companies entered into a definitive agreement (the “Agreement”) whereby Equinox Gold would acquire all the outstanding shares of Premier (the “Transaction”). Concurrently, Premier would spin out its U.S. assets and operations which are included in the entities listed in Note 2(b) of the Financial Statements to a newly formed Canadian domiciled company i-80 Gold Corp. On closing of the Transaction, existing Equinox Gold and Premier shareholders would own approximately 84% and 16%, respectively, of Equinox Gold, and Equinox Gold and existing shareholders of Premier would own 30% and 70% of the Company, respectively, on an issued share basis.
On February 23, 2021, Premier's security holders voted to approve the Transaction. By approving the Transaction, Premier security holders also approved the spin out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 for aggregate gross proceeds of approximately C$80.4 million.
Concurrently with the Company's offering, Equinox Gold advanced to the Company a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project. The loan matured and was repaid within 10 banking days following the closing of the Transaction in accordance with the agreement.

The Transaction closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the TSX; and 0.4 of a share of the Company for each Premier share held.
On April 7, 2021, just prior to the completion of the spin out of Premier by way of the Plan of Arrangement (“the Arrangement”), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of the investment, $150.6 million (1,614 common shares) offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the Arrangement resulting in $144.9 million in equity.
In accordance with the terms of the Arrangement, the Company and Equinox Gold exchanged existing Premier stock options at the same ratio as shareholders received on the distribution of the Company to Premier shareholders and as such, the Company issued 0.4 of a stock option for each Premier option held. This resulted in 5,722,000 replacement options to option holders on record as of April 7, 2021 at an average option price of C$1.88. The replacement options were valued at $4.4 million and reduced the investment in Premier USA and were allocated to the equity settled employee benefits reserve.
Also, in accordance with the terms of the Arrangement, a portion of the existing Premier silver stream agreement and replacement warrants were also allocated to the Company. The resulting valuation of $0.9 million for the transfer of the South Arturo silver stream and $0.5 million for 800,000 replacement warrants reduced the investment in Premier USA and were recorded as liabilities of the Company.
Following the completion of the spin out on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the TSX. Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

Functional and Presentation Currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

RESULTS OF OPERATIONS
Three and Twelve Months Results

	Three months ended December 31, 2022			Three months ended December 31, 2021
(in thousands of U.S. dollars, unless otherwise noted)	From Continuing Operations	From Disc. Operations	Total	From Continuing Operations	From Disc. Operations	Total

Revenue	11,647	—	11,647	—	—	—
Cost of sales	(13,530)	—	(13,530)	—	—	—
Depletion, depreciation and amortization	(1,579)	—	(1,579)	—	—	—
Mine operating income (loss)	(3,462)	—	(3,462)	—	—	—

Expenses
Exploration, evaluation, and pre-development	6,625	—	6,625	4,537	—	4,537
General and administrative	4,509	—	4,509	3,930	6	3,936
Restructuring cost	—	—	—	—	—	—
Property maintenance	2,111	—	2,111	116	—	116
Share-based payments	820	—	820	291	—	291
Operating income (loss)	(17,527)	—	(17,527)	(8,874)	(6)	(8,880)

	Year ended December 31, 2022			Year ended December 31, 2021
(in thousands of U.S. dollars, unless otherwise noted)	From Continuing Operations	From Disc. Operations	Total	From Continuing Operations	From Disc. Operations	Total

Revenue	36,958	—	36,958	—	31,991	31,991
Cost of sales	(28,861)	—	(28,861)	—	(17,207)	(17,207)
Depletion, depreciation and amortization	(4,528)	—	(4,528)	—	(1,691)	(1,691)
Mine operating income	3,569	—	3,569	—	13,093	13,093

Expenses
Exploration, evaluation, and pre-development	38,809	—	38,809	10,477	1,034	11,511
General and administrative	17,090	—	17,090	10,456	175	10,631
Restructuring cost	—	—	—	4,444	—	4,444
Property maintenance	3,249	—	3,249	387	—	387
Share-based payments	3,280	—	3,280	2,683	—	2,683
Operating income (loss)	(58,859)	—	(58,859)	(28,447)	11,884	(16,563)

Mine operating loss from continuing operations of $3.5 million for the three months ended December 31, 2022, was driven mainly by revenue of $11.6 million from sales of 6,769 ounces of gold and 2,072 ounces of silver offset by cost of sales and depletion, depreciation and amortization of $13.5 million and $1.6 million, respectively. Depletion, depreciation and amortization expenses relates to the specific assets at Lone Tree and Ruby Hill. During the three months ended December 31, 2022, an impairment to reduce the inventories to net realizable value of $6.5 million was recorded against cost of sales. The inventory impairment is derived primarily from an increase on leaching chemicals and reagents costs, particularly cyanide, antiscalent and caustic soda which increased due to the shifting economic environment and high inflation rates. Inflation rates impacted most of the goods and services used in the operations. The inventory write-down occurred due to this increase in cost which was coupled with a decrease in the recovered ounces as the heap leach recovery is reducing on the residual leach pads for both Ruby Hill and Lone Tree operations.

Mine operating income from continuing operations of $3.6 million for the year ended December 31, 2022, was driven mainly by revenue of $37.0 million from sales of 21,097 ounces of gold and 8,027 ounces of silver, offset by cost of sales and depletion, depreciation and amortization of $28.9 million and $4.5 million, respectively. Depletion, depreciation and amortization expenses relates to the specific assets at Lone Tree and Ruby Hill. The cost of sales for the full year was impacted by the inventory write-down as described in the preceding paragraph.

Mine operating income from discontinuing operations of $13.1 million for the year ended December 31, 2021, was from 40% interest in the South Arturo mine. On 2021, the Company completed the Asset Exchange with NGM (discussed previously) and South Arturo was classified as a discontinued operation.

Operating loss of $17.5 million for the three months ended December 31, 2022 increased $8.6 million from operating loss of $8.9 million for the comparable three month period of 2021 mainly due to an increase in exploration, evaluation and pre-development expenses of $2.1 million, higher property maintenance expenses associated with activities to upkeep the properties of $2.0 million and a decrease in mine operating income from continuing operations of $3.5 million, as explained in the previous paragraph. During the three months ended December 31, 2022, the Company continued to advance the surface and underground drill program at Ruby Hill and ramp-up a drilling program at McCoy Cove and Buffalo Mountain. At Ruby Hill, activities continued for infill and step-out drilling of the Hilltop Zone. At McCoy Cove, a surface drilling program started and continued to progress to measure pore water pressure (piezometric level) in the ground as part of the pre-development plan. At Buffalo Mountain exploratory drilling was performed to collect samples for metallurgical work as well as increase confidence in the geologic and resource models.

Operating loss of $58.9 million for the year ended December 31, 2022 increased $42.3 million over the operating loss of $16.6 million for the year ended December 31, 2021 mainly due to a decrease in mine operating income from continuing and discontinuing operations of $9.5 million, and an increase of $27.3 million and $6.5 million in exploration and general and administrative costs, respectively. During the year ended December 31, 2022, the Company continued to advance the surface drilling program at Ruby Hill, as discussed immediately above, and completed an exploratory drilling program to further expand the resources at Granite Creek. General and administrative expenses are associated with the growth and development of the organization, as the Company became a stand-alone entity in April 2021, and started incurring stand-alone general and administrative expenses.

Exploration, evaluation, and pre-development total costs of $6.6 million for the three months ended December 31, 2022 increased $2.1 million over the comparable three month period of 2021 mainly due to exploration and pre-development work at McCoy Cove and exploration activities at Ruby Hill and Buffalo Mountain, as mentioned above. At Ruby Hill, a total of 4,509 feet of core and 6,875 feet of RC were completed as part of the continuing drilling program of the Upper and Lower Hilltop Zones. At McCoy Cove, a total of 5,039 feet of core and 4,940 feet of RC were completed to expanded water monitoring capabilities and study the hydraulic properties of the project to support permitting efforts. At Buffalo Mountain, 4,699 feet of core and 925 feet of RC were completed for the exploratory drilling program.

For the year ended December 31, 2022 exploration, evaluation, and pre-development costs increased $27.3 million over the year ended December 31, 2021 as the Company continued to progress drilling programs at both Granite Creek and Ruby Hill. At Granite Creek, a total of 83,887 feet of core and RC drilling has been completed to further expand the resources within the Ogee, Otto, Adam Peak, Range Front and the South Pacific zones. At Ruby Hill, activities continued for infill and step-out drilling of the Ruby Deeps, 426 and Hilltop Zones, completing a total of 137,210 feet of core and RC drilling. At McCoy Cove, a total of 9,979 feet of core and RC drilling were completed, as mentioned above. At Buffalo Mountain, a total of 9,374 feet of core and RC drilling has been completed as part of the exploration drilling program to update the geologic model.
General and administrative expenses totaled $4.5 million for the three months ended December 31, 2022 compared to $3.9 million for the three months ended December 31, 2021, mainly due to an increase in insurance premium costs of $0.5 million.

General and administrative expenses of $17.1 million for the year ended December 31, 2022 increased $6.5 million over the general and administrative expenses of $10.6 million for the year ended December 31, 2021. During the 2021 period, the Company’s subsidiary, Premier USA, previously a subsidiary of Premier Gold Mines Limited, incurred minimal corporate general and administrative expenses until the completion of the Transaction with Equinox Gold in April, 2021. Additionally, the Company has increased corporate administrative staff, as planned, following the growth-related acquisitions completed in the second half of 2021 and during 2022, the mentioned administrative staff increase totaled $3.0 million, furthermore, the Company incurred an increase in insurance premium costs of $1.8 million, compared to 2021.
Share-based payments relate to the issuance of stock options, restricted share units and deferred share units. Share-based payments totaled $0.8 million for the three months ended December 31, 2022, compared to $0.3 million for the same three month period of 2021.

Share-based payments of $3.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 of $2.7 million increased due to associated advancement and growth of the organization headcount year over year.

Selected Quarterly Information
The following is a summary of selected operating and financial information from the past eight quarters.

(in thousands of U.S. dollars, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2022	2022	2022	2022	2021	2021	2021	2021
From continued and discontinued operations:
Gold sales (ounces) (ii)	6,769	9,332	3,507	1,489	—	4,575	5,745	7,529

Revenue	11,647	16,065	6,383	2,864	—	8,166	10,250	13,576
Costs of sales	(13,530)	(9,834)	(3,966)	(1,532)	—	(4,374)	(6,491)	(6,342)
Depletion, depreciation and amortization	(1,579)	(2,126)	(655)	(168)	—	(467)	(329)	(894)
Mine operating income / (loss)	(3,462)	4,105	1,762	1,164	—	3,325	3,430	6,340

Other significant income / (loss):
Exploration, evaluation and pre-development	(6,625)	(10,798)	(12,132)	(9,254)	(4,537)	(3,690)	(2,724)	(560)
General and administrative	(4,509)	(4,743)	(4,565)	(3,273)	(3,937)	(3,389)	(2,543)	(762)
Restructuring costs	—	—	—	—	—	—	(4,444)	—
Exchange gain / (loss) on related party balance	—	—	—	—	—	—	1,058	(809)
Share‑based payments	(820)	(471)	(547)	(1,442)	(291)	(424)	(1,898)	(70)
Other income / (expense)	(43,696)	3,524	38,772	(10,281)	130,504	(4,908)	473	(49)
Finance expense	(5,954)	(6,298)	(5,880)	(2,357)	—	—	73	(1,250)

Income / (loss) for the period	(63,938)	(11,272)	19,276	(23,265)	101,775	(9,340)	(7,062)	2,851
(i)May not total to annual amounts due to rounding.
(ii)The Company previously held a 40% interest in the South Arturo mine located in Nevada. On October 14, 2021, the Company completed the asset exchange with NGM (discussed previously) and South Arturo was classified as a discontinued operation.
Gold sales of 6,769 ounces in Q4 2022 decreased 2,563 ounces over Q3 2022. Gold ounces sold in Q3 2021 and prior quarters were from discontinued operations (South Arturo). Gold ounces sold in 2022 are from residual heap leaching operations continuing at Lone Tree and Ruby Hill.
Revenue of $11.6 million in Q4 2022 was $4.4 million lower as compared to Q3 2022 due to a decrease in gold ounces sold, the average realized gold price in Q4 2022 was $1,714 per ounce sold compared to $1,712 per ounce sold in Q3 2022. Similar to gold ounces sold, revenue in Q3 2021 and prior quarters was from the discontinued South Arturo operation. Revenue in 2022 is from residual heap leaching operations continuing at Lone Tree and Ruby Hill.

Cost of sales of $13.5 million in Q4 2022 increased $3.7 million from Q3 2022. The increase in cost of sales was driven mainly by an inventory impairment of $6.5 million and by global inflationary pressures on operating costs, offset by lower gold sales.

Mine operating loss for Q4 2022 was $3.5 million, a decrease of $7.6 million compared to Q3 2022 due to a decrease in gold sales and an increase in cost of sales, as mentioned previously, partially offset by a decrease in depletion, depreciation and amortization expenditures.

The loss in Q4 2022 of $63.9 million was primarily impacted by other expenses of $43.7 million and also by exploration, evaluation and pre-development expenditures of $6.6 million, general and administrative expenditures of $4.5 million, finance expenses of $6.0 million and a mine operating loss of $3.5 million, mainly due to exploration-related expenditures at Ruby Hill, McCoy Cove and Buffalo Mountain, corporate administrative salaries and wages, insurance premium costs and outside consulting fees, a loss related to the embedded derivatives on the convertible loans and warrants, a loss related to the embedded derivatives on the gold prepay and silver purchase agreements, as further discussed below in the “Other Income and Expense” section, and accretion expenses recognized during the period related to the asset retirement obligations from the Company’s properties. The loss on the embedded derivatives from the convertible loans relates to the effective interest calculation from the discounted cash flow models. The loss on the embedded derivatives related to the gold prepay and silver purchase agreements is the difference between the fair values at the inception date of the agreements and at December 31, 2022 and is attributable to the variability between the foregone revenue applied to the revenue streams and the estimated amount and timing of ounces to be delivered.

Exploration, evaluation, and pre-development costs decreased in Q4 2022 compared to previous quarters in 2022 mainly due to the completion of the drilling program at Granite Creek.

Finance expenses in Q4 2022 of $6.0 million decreased compared to Q3 2022 mainly due to a decrease in interest accretion of $0.2 million on the asset retirement obligations from the Company’s properties.

The income in Q4 2021 of $101.7 million included a gain on the Asset Exchange of $135.5 million, discussed previously in the “Strategic Overview” section.

Operational Highlights

Ruby Hill

Ruby Hill is located within the Battle Mountain-Eureka Trend, and is host to the Archimedes open pit and multiple gold, silver and base metal deposits. Processing infrastructure at Ruby Hill includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit. The Company's interest in Ruby Hill is held through Ruby Hill Mining Company, LLC. Highlights for the three and twelve months ended December 31, 2022, include:

•Gold production and sales during Q4 2022 of 4,002 ounces (Year to date of 13,031 ounces) at an average realized gold price of $1,678 per ounce sold (Year to date $1,710 per ounce sold) 1
•Q4 2022 Cash cost of $1,135 per ounce sold (Year to date $1,126 per ounce sold); All-in sustaining cost of $1,185 per ounce sold (Year to date $1,187 per ounce sold) 1
•Systematically re-leaching multiple areas of the heap with primary focus on mineralized material stacked in 2020-2021, during the fourth quarter of 2022 began leaching side slopes of heap leach material
•Shipped approximately 14,850 gold ounces on loaded carbon from site for further processing
•Completed scoping study for processing plant restart
•Permit modifications submitted for in-pit portal, office, shotcrete plant and additional infrastructure in preparation for underground development
•Advancing permitting for underground development
______________________________________________________________________________________________
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

Lone Tree

Lone Tree is an advanced-stage development project located within the Battle Mountain-Eureka Trend, midway between the Company's Granite Creek and McCoy-Cove projects. The property consists of the past-producing Lone Tree mine and processing facility, as well as the nearby Buffalo Mountain deposit and the Brooks open pit mine, which is currently on care and maintenance. Processing infrastructure at Lone Tree includes an autoclave, carbon-in-leach mill, flotation mill, heap leach facility, assay lab and gold refinery, tailings dam, waste dumps and several buildings that the Company anticipates will be useful for developing all mining projects, including a warehouse, maintenance shop and administration building. Highlights for the three and twelve months ended December 31, 2022, include:

•Gold production and sales during Q4 2022 of 2,768 ounces (Year to date 8,066 ounces) at an average realized gold price of $1,766 per ounce sold (Year to date $1,799 per ounce sold) 1
•Q4 2022 Cash cost of $894 per ounce sold (Year to date $936 per ounce sold); All-in sustaining cost of $1,067 per ounce sold (Year to date $1,174 per ounce sold)1
•Autoclave engineering study progressing
•Developing project execution plan for autoclave refurbishment
•Tailings trade-off study of conventional deposition versus filtered tails completed
•Engineering for environmental permitting, air, water, and tailings for autoclave refurbishment continued
•Metallurgical test work continues, preliminary results used to inform the plant Process Design Criteria
•Residual leaching of the heap on plan
•Shipped approximately 8,800 gold ounces on loaded carbon from site for further processing
•Continued Trona additions to the pit lake for pH control on plan, as required by environmental permit

______________________________________________________________________________________________
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

Granite Creek
Granite Creek has an extended history of gold exploration and mining activity. Gold was initially discovered in the mid to late 1930’s. Approximately one million ounces have been produced from the property since that time. Granite Creek comprises several land parcels which now encompass approximately 4,480 acres, located in the Potosi mining district, 27 miles northeast of Winnemucca, within the southeastern part of Humboldt County, Nevada. The seven-square miles of land contain all areas of past gold production and the area of the currently estimated mineral resource. This area includes the historical Pinson Mine. Highlights for the three and twelve months ended December 31, 2022, include:

•Continued upgrading existing de-watering infrastructure
•Completed backfill aggregate crushing campaign
•Completed drilling a supplementary de-watering well extending beyond previously existing wells
•Instituted ore control procedures and reconciliation process
•Ventilation raise 105’ deeper in mine completed
•Developed three new mining levels in the Ogee Zone
•Commissioned and utilized backfill plant
•15,882 tons of oxide material hauled to the Lone Tree leach pad
•Completed 4,359 feet of development as of December 31, continued developing main ramp deeper in the mine
•First mineralized material delivery to Twin Creeks under NGM agreement started in June

Processing of mineralized material delivered to NGM will commence once the contractual initial tonnage of refractory mineralized material is delivered. Mining to date has encountered significantly more oxide (not-refractory) mineralized material than expected leading to less refractory tons delivered to NGM. Preparations to leach oxide material from Granite Creek at the existing Lone Tree leach pad were made. At the end of 2022, oxide material from Granite Creek was placed on a designated section of the Lone Tree leach pad and was put under leach in early 2023. Total mineralized material production is expected to improve following the completion of the drop raise, which will enable three additional fully-developed levels.

McCoy Cove

The McCoy Cove Project covers 30,923 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. The McCoy Cove Project is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove Project consists of 1,535 100%-owned unpatented claims and twelve leased patented claims.

•Commenced drilling activities involving Rapid Infiltration Basins (RIBs) characterization and deep well installations for groundwater studies
•Completed 1,202 feet of development during the fourth quarter, 3,095 feet of development as of December 31, 2022
•De-watering and water treatment scenarios trade-off evaluation moving forward
•Advancing permitting for full mine plan
•Integrated Argenta water rights and facilities into i-80
Exploration, Evaluation and Pre-development, McCoy-Cove, Granite Creek, Buffalo Mountain and Ruby Hill
During the year ended December 31, 2022, the Company was primarily focused on exploration and pre-development activities at McCoy Cove, Granite Creek, Buffalo Mountain and Ruby Hill. The following table summarizes the exploration, evaluation, and pre-development expenditures for the three and twelve months ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
McCoy-Cove, Nevada	2,073	233	4,196	1,137
Granite Creek, Nevada	227	3,471	13,578	8,423
Ruby Hill, Nevada	3,352	825	19,552	825
Buffalo Mountain, Nevada	961	—	1,483	—
Other (i)	12	8	—	92
Total exploration, evaluation and pre-development	6,625	4,537	38,809	10,477
(i)Other includes charges for regional technical services costs not charged to a property.

Exploration, evaluation and pre-development expenses from continuing operations of $6.6 million for the three months ended December 31, 2022 increased $2.1 million compared to the three month period ended December 31, 2021 primarily as a result of exploration and pre-development work at McCoy-Cove, Buffalo Mountain and Ruby Hill, and a decrease in exploration-related activities in Granite Creek. The increase of $28.3 million for the year ended December 31, 2022 in contrast with the same period of 2021 was mainly due to the increase in exploration and pre-development costs at McCoy-Cove, Granite Creek and Ruby Hill, as a result of a full year ownership of these properties and the success and expansion of the drilling programs. Further details regarding the Company’s exploration, evaluation and pre-development activities at these properties are discussed immediately below.

Granite Creek

The 2022 underground drill program at Granite Creek was focused on delineating mineralization for mining as well as upgrading and expanding resources expected to provide the bulk of mineralization to be mined in the following twelve months. Multiple underground levels have been developed, especially on the Ogee Zone, and the Company continued to extend the decline to depth, with the goal of initiating access to the new South Pacific Zone located immediately below and to the north of the underground mine workings. The Company targets to complete underground drilling and bring the newly discovered South Pacific Zone into the Granite Creek mine plan in 2023. In the upper parts of the mine, high-grade gold mineralization was being defined in the Otto, Adam Peak and Range Front horizons, while from the lower levels drilling was focused on defining mineralization in the Ogee Zone that is expected to be the primary zone in the near future. The amount of drilling completed as of December 31, 2022 totaling 83,887 feet was in line with the Company’s drilling plan.

For the full year 2022, 17,455 tonnes of mineralized material was mined at an average grade of 7.6 g/t. The refractory material was shipped to the Twin Creeks facility for processing pursuant to the toll milling agreement that is in place with Nevada Gold Mines. The oxide material was stockpiled and has subsequently been shipped to Lone Tree for processing.

Ruby Hill

During the fourth quarter, drilling of the Ruby Deeps and the Hilltop zones continued with multiple high-grade mineralization intercepts and multiple brownfield exploration targets tested, including discovery of polymetallic mineralization. 4,509 feet of core drilling and 6,875 feet of RC drilling was completed during the quarter, with a combined total of 137,210 feet completed in the year ended December 31, 2022. Due to the substantial success of the 2022 drill campaign at Ruby Hill, the program has been expanded into 2023. The primary targets of the first part of the program will be the Hilltop Corridor that includes polymetallic Carbonate Replacement Deposit (CRD) mineralization including the Upper, Lower and East Hilltop Zones, skarn mineralization in the Blackjack and Hilltop Corridor targets, and multiple untested geophysical anomalies. The Ruby Hill property provides significant optionality as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. All deposits are located in close proximity to the underground infrastructure development being planned in 2023.

The Company continued to advance permitting for the construction of a decline to access the high-grade Ruby Deeps deposit and the Blackjack Zone with the intent of trucking refractory mineralization for processing at Lone Tree. The Company also completed a scoping study during the quarter for the restart of the existing oxide mill and subsequent conversion to a base metals facility.

McCoy-Cove

There was 9,979 feet of core and RC drilling conducted during the fourth quarter of 2022 for hydrogeologic characterization to support permitting efforts. Expenditures continued during the quarter on the exploration ramp and hydrology studies, and engineering of de-watering and mining options. The Board of Directors of the Company approved an exploration ramp and underground drilling program at McCoy Cove on November 9, 2021 and commencement of an underground portal began on February 23, 2022. As of the end of the fourth quarter, development footage completed was 3,095 feet. Commencement of an underground portal began on February 23, 2022.

Buffalo Mountain

A total of 5,624 feet of core and RC was drilled during the fourth quarter of 2022, with a combined total of 9,374 feet completed in the year ended December 31, 2022. The Buffalo Mountain drill program consisted of infill and step-out drilling to obtain material for metallurgical work and to further increase confidence in the geological and resource model.
The following table represents the cumulative exploration, evaluation, and pre-development expenses to date by project.

	Status	Cumulative to December 31, 2020	Period ending December 31, 2021	Cumulative to December 31, 2021	Period ending December 31, 2022	Cumulative life of project to date
(in thousands of U.S. dollars) (i)
Granite Creek, Nevada	Active	—	8,423	8,423	13,578	22,001
McCoy-Cove, Nevada	Active	56,609	1,137	57,746	4,196	61,942
Lone Tree, Nevada	Active	—	4	4	—	4
Ruby Hill, Nevada	Active	—	825	825	19,552	20,377
Buffalo Mountain, Nevada	Active	—	—	—	1,483	1,483
Goldbanks, Nevada	Terminated	7,420	—	7,420	—	7,420
Rye, Nevada	Terminated	1,195	1	1,196	—	1,196
Other (ii)		401	87	488	—	488
Total		65,625	10,477	76,102	38,809	114,911

(i)May not add due to rounding
(ii)Other includes technical work not associated with an above property

Other Income and Expense

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Gain / (loss) on warrants	(10,788)	583	(1,040)	(2,515)
Loss on fair value measurement of convertible loans derivative	(19,000)	(6,097)	(9,899)	(6,097)
Loss on deferred consideration	(821)	(649)	(3,262)	(649)
Gain / (loss) on foreign exchange	44	930	(404)	(122)
Gain / (loss) on investments	872	696	(295)	696
Gain on sales from Gold Prepay Agreement	454	—	1,596	—
Gain / (loss) on fair value measurement of Gold Prepay derivative	(4,205)	—	2,916	—
Gain / (loss) on fair value measurement of Silver Purchase derivative	(9,523)	—	1,898	—
Gain on asset exchange	—	135,531	—	135,531
Other	(729)	50	(3,193)	98
Total other income / (expense)	(43,696)	131,044	(11,683)	126,942
Other expense for the three-month period December 31, 2022, was $43.7 million compared to other income of $131.0 million for the three-month period December 31, 2021, resulting in a decrease of $174.7 million due to the one time non-cash gain on the asset exchange with NGM in 2021 of $135.5 million, along with a loss on the fair value of warrants, a loss related to the embedded derivatives on the gold prepay and silver purchase agreements and a loss related to the embedded derivatives within the convertible loans. The loss on the fair value of warrants was driven by a increase in the Company’s share price at the comparable end-of-period dates. The loss on the embedded derivatives related to the gold prepay and silver purchase agreements was driven by the increase in gold and silver forward prices at the comparable end-of-period dates. The loss on the embedded derivatives on the convertible loans is driven mainly by an increase in the Company’s share price at December 31, 2022 compared to the September 30, 2022.

Other expense for the year ended December 31, 2022, was $11.7 million compared to other income of $126.9 million for year ended December 31, 2021, resulting in a decrease of $138.6 million. Same as in the three-month period ended December 31, 2022, a decrease of $135.5 million over the comparable period of 2021 was due to the one time non-cash gain on the asset exchange with NGM. The decrease during the period was also impacted by a loss related to the embedded derivatives within the convertible loans, a loss on the deferred consideration related to the acquisition of Ruby Hill, and a loss related to the equity investment in Paycore, partially offset by a gain related to the embedded derivatives on the gold prepay and silver purchase agreements. The loss on the fair value of warrants and the loss on the embedded derivatives within the convertible loans was driven by a increase in the Company’s share price at December 31, 2022, as compared to December 31, 2021 . The gain on the embedded derivatives related to the gold prepay and silver purchase agreements was due to a decrease in gold and silver forward prices from inception of the agreements in April 2022 to December 31, 2022 . The loss on the equity investment was driven by a decrease in the share price of Paycore, and the loss on the deferred consideration was driven mainly by an increase in the present value of the discounted milestone payments from the Ruby Hill acquisition.
Interest and Finance Expense

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Interest accretion on convertible loans	1,954	262	7,695	262
Interest accretion on Gold Prepay Agreement	2,204	—	6,720	—
Interest accretion on Silver Purchase Agreement	954	—	2,692	—
Amortization of finance costs	82	—	353	—
Environmental rehabilitation accretion	750	268	3,001	307
Interest paid	10	7	27	76
Related party interest expense	—	—	—	1,177
Total interest and finance expense	5,954	537	20,488	1,822
Interest and finance expense for the three months ended December 31, 2022, of $6.0 million increased $5.4 million compared to the three month period ended December 31, 2021, primarily from interest accretion on convertible loans of $1.7 million, interest accretion on gold prepay and silver purchase agreements of $3.2 million and increased accretion on environmental rehabilitation of $0.5 million mainly due to the long-term risk-free rate update.

Interest and finance expense for the year ended ended December 31, 2022, of $20.5 million increased $18.6 million over the year ended ended December 31, 2021 primarily due to the interest accretion on convertible loans of $7.4 million, interest accretion on gold prepay and silver purchase agreements of $9.4 million and increased accretion on environmental rehabilitation of $2.7 million due to the long-term risk-free rate update mentioned previously, partially offset by a decrease in related party interest expense of $1.2 million. Related party interest expense for the year ended December 31, 2021, results from interest paid on an intercompany note held by Premier related to the purchase of the Company’s interest in South Arturo, which was paid in full during April 2021, and interest paid to Equinox Gold for the bridge loan further described in Note 1(a) of the Company’s Financial Statements.
Current and Deferred Taxes - Continuing Operations

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Income (loss) before income taxes	(67,177)	121,634	(91,030)	96,673
Current tax (expense)	—	—	—	(200)
Deferred tax recovery	3,239	(19,853)	11,833	(19,853)
Income / (loss) for the period from continued operations	(63,938)	101,781	(79,197)	76,620
Current and deferred taxes are comprised of taxes on income. For the three and twelve months ended December 31, 2022, current and deferred tax recovery of $3.2 million and $11.8 million, respectively, increased from an expense of $19.9 and $20.1 million for the three and twelve month periods of 2021 due to an increase in deferred tax recovery.

FINANCIAL POSITION
Balance Sheet Review
Assets
Cash and cash equivalents decreased from $87.7 million to $48.3 million over the twelve month period ended December 31, 2022, primarily as a result of the operating activities from exploration and pre-development costs at Granite Creek and Ruby Hill, capital expenditures at Granite Creek and Lone Tree, the exploration ramp at McCoy-Cove, corporate general and administrative expenditures, and the property acquisitions at Granite Creek and the Argenta project, offset by net funds received from the gold prepay and silver purchase agreements of $41.7 million and $29.9 million, respectively, and gold and silver sales of $37.0 million.
Current and long-term receivables decreased $1.2 million mainly due to the recovery of the Alternative Minimum Tax (“AMT”) receivable during the third quarter of 2022.
Inventory decreased from $26.0 million to $16.5 million during the year ended December 31, 2022 and represents the value associated with residual heap leaching operations at Lone Tree and Ruby Hill, the work in process doré and refined gold from the mentioned sites, and the ore stockpiles and heap leach from Granite Creek. During Q4 2022, the Company recognized an inventory impairment of $6.5 million. The impairment was recorded to reduce the inventories to net realizable value.
Property, plant and equipment increased $26.6 million during the twelve month period of 2022 with a primary focus on the capital investment for pre-development work, value rights and properties acquisitions at Granite Creek, the exploration ramp at McCoy-Cove, the engineering and design work on the autoclave at Lone Tree, and the acquisition of the Argenta property.
Restricted cash and cash equivalents increased from $30.8 million to $32.9 million during the year ended December 31, 2022, due to additional collateral deposited on outstanding reclamation bonds.
Total other assets increased $6.1 million mainly due to the embedded derivatives in relation to the gold prepay and silver purchase agreements totaling $2.9 million and $1.9 million, respectively, and other assets acquired from the Argenta acquisition of $1.8 million. This amount was partially offset by a decrease of $0.5 million non-cash market price adjustment of the equity investment in Paycore.
Liabilities
Accounts payable and accrued liabilities increased from a total of $14.0 million at December 31, 2021 to a total of $17.2 million at December 31, 2022 mainly due to an increase in operating activities at Granite Creek, and exploration-related activities at McCoy Cove and Buffalo Mountain, and normal course of the accounts payable cycle.
Current and non-current portion of long-term debt increased $21.2 million and $53.2 million, respectively, mainly due to the liability related to the gold prepay and silver purchase agreements, and the interest accretion on convertible loans.
Total other liabilities increased $14.6 million primarily due to the fair value increase on the embedded derivatives related to the convertible loans and the deferred consideration.
Total provision for environmental rehabilitation decreased $21.2 million mainly due to the new assessment of the fair value of the remediation estimates perform during the fourth quarter of 2022. The decrease is largely due to deferring closure costs to align with the Company’s operating plans and changes in the discount rates which resulted in a reduction of the liability.

Working Capital
Working capital, as of December 31, 2022 was $(8.3) million compared to $91.6 million as of December 31, 2021, decreased primarily due to a decrease of $39.4 million in cash and cash equivalents, a decrease of $9.5 million in inventory, an increase of $3.6 million in current portion of other assets, an increase of $3.2 million in accounts payable and accrued liabilities, an increase of $21.2 million in current portion of long term debt and an increase of $30.4 million in current portion of other liabilities.

As mentioned in the recent financing section above, on February 2023, the Company closed a private placement offering of $65 million principal amount of Convertible Debentures. Proceeds will be used to fund the Company's everyday operations, exploration and development, surety or bonding relating mine closure, asset retirement and environmental reclamation obligations of the Company’s material mineral projects.

Cash Flow
For the year ended December 31, 2022, the Company had cash and cash equivalents of $48.3 million compared to $87.7 million as of December 31, 2021.

Cash used in continuing operating activities for the three and twelve months ended December 31, 2022, was $4.9 million and $45.8 million, respectively, compared to cash used in operating activities in the same periods of 2021 of $7.4 million and $22.6 million, respectively. The decrease in cash used in operating activities from continuing operations over the three month period of 2022 as compared to the three month period of 2021 resulted primarily from gold and silver sales collections, partially offset by an increase in exploration, evaluation and pre-development costs, and general and administrative expenses. The increase in cash used in operating activities from continuing operations over the twelve month period of 2022 was driven mainly by an increase in exploration, evaluation and pre-development costs, general and administrative expenses and property maintenance costs as compared to the same period of 2021.
Cash provided by operating activities from discontinued operations for the twelve months ended December 31, 2022 was nil compared to $9.5 million for the comparable period of 2021 due to cash flow from the discontinued South Arturo operations in 2021.
Cash used in investing activities from continuing operations for the three and twelve months ended December 31, 2022 was $19.2 million and $54.7 million compared to $106.5 million and $131.4 million for the three and twelve months ended December 31, 2021, respectively. The decrease in the three and twelve month periods of 2022 was primarily due to acquisitions of the Granite Creek and Ruby Hill properties and collateral deposited on outstanding reclamation bonds in 2021, partially offset by payments made in 2022 of the contingent consideration to Waterton and NGM for the Granite Creek property, the engineering and design work on the autoclave at Lone Tree, capital investment in the development at McCoy-Cove and Granite Creek, and the acquisition of the Argenta property package.
Cash used in financing activities from continuing operations for the three months ended December 31, 2022, was $3.6 million compared to cash provided by financing activities from continuing operations in the same period of 2021 of $149.1 million. Cash used in financing activities from continuing operations for the three months ended December 31, 2022 was primarily due to repayments on the Gold Prepay agreement. Cash provided by financing activities for the three months ended December 31, 2021, was mainly by proceeds from Orion and Sprott convertible loans ($58.6 million) and private placements ($91.4 million). Cash provided by financing activities from continuing operations for the twelve months ended December 31, 2022, was $61.4 million compared to cash provided by financing activities from continuing operations of $222.9 million for the comparable period of 2021. Cash provided by financing activities from continuing operations for the twelve month period ended December 31, 2022 was mainly driven by proceeds from the Gold Prepay and Silver Purchase agreements ($71.6 million), partially offset by repayments on the Gold Prepay agreement ($12.9 million). Cash provided by financing activities from continuing operations for the twelve month period ended December 31, 2021 was primarily from net proceeds received from shares issued in equity financings ($63.7 million), private placements ($103.1 million) and convertible loans ($58.6 million).
Liquidity and Capital Resources
Liquidity Outlook

For the period ended
(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Cash and cash equivalents	48,276	87,658
Working capital	(8,339)	91,577
The Company funds current exploration, evaluation, and pre-development expenditures through its cash flow from recent equity and financing completed in the fourth quarter of 2021, and the gold prepay and silver purchase agreements funded in April 2022. With the completion of the private placement offering of $65 million from February 2023, and the cash expected to be generated from the gold and silver sales, the Company anticipates that it will have sufficient funds to meet its obligations and to finance continued exploration and development activities for the next 12 months.

Equity
At December 31, 2022, the authorized share capital consisted of an unlimited number of common shares without par value, of which 240,561,017 shares were outstanding. Between December 31, 2022 and the date of this MD&A, there were 327,763 shares issued for stock options exercised. As of the date of this MD&A, there are 246,754,094 shares outstanding. In addition, as of December 31, 2022, the Company had 17,561,152 warrants, and 7,878,746 stock options outstanding. Subsequent to the year ended December 31, 2022, 1,888,683 stock options were granted.

The Company has outstanding the Orion Convertible Credit Agreement dated December 13, 2021, between the Company, Premier USA, Osgood Mining Company, LLC, Ruby Hill Mining Company, LLC and OMF Fund III (F) Ltd. in the principal amount of $50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% per annum and matures on December 13, 2025 and has a conversion price of C$3.275. The Canadian dollar equivalent of the $50 million principal of the Orion Convertible Loan was deemed to be C$63.5 million (as determined in accordance with the Orion Convertible Credit Agreement) An aggregate of 19,389,313 Common Shares have been reserved for issuance in connection with the full conversion of the initial principal amount of the Orion Convertible Loan.

The Company has outstanding the Sprott Convertible Credit Agreement dated December 10, 2021, between the Company, Premier USA, Osgood Mining Company, LLC, Ruby Hill Mining Company, LLC, Sprott Hathaway Special Situations Fund Master Fund LP, as administrative agent, SAF Sub Holdings, LLC and SAF Bullion Sub, LLC, in the principal amount of $10 million (the "Sprott Convertible Loan"). The Sprott Convertible Loan bears interest at a rate of 8.0% per annum and matures on December 9, 2025 and has a conversion price of C$3.275. The Canadian dollar equivalent of the $10 million principal of the Sprott Convertible Loan was deemed to be C$12.64 million (as determined in accordance with the Sprott Convertible Credit Agreement). An aggregate of 3,860,152 Common Shares have been reserved for issuance in connection with the full conversion of the initial principal amount of the Sprott Convertible Loan.

On February 22, 2023, the Company entered into an agreement with Co-Lead Agents in connection with a “best efforts” private placement offering of $65 million principal amount of secured convertible debentures. The Convertible Debentures will bear a fixed interest of 8.00% per annum and will mature on the date that is four years from the offering closing date (the “Maturity Date“). The principal amount of the Convertible Debentures may be converted into common shares of the Company at a conversion price of $3.38 per share. The Company shall have the option but not the obligation to pay interest in common shares at its own discretion, subject to the approval of the TSX. If the Company decides to pay interest in common shares, then it will be priced at the greater of (i) 90% of the average closing price of the Company’s common shares as measured in U.S. dollars on the NYSE American exchange during the ten business days leading up to the interest payment, or (ii) the lowest price permitted by the TSX. At any time, and from time to time, until the earlier of the business day preceding the Maturity Date and the date of repayment in full of the principal amount of the Convertible Debentures and all accrued and unpaid interest thereon, each purchaser may at its option elect to convert all or any portion of the principal amount owing to such purchaser, into Common Shares at the conversion price. If at any time the daily volume weighted average of the Company’s common shares as measured in U.S. dollars on the NYSE American exchange equals or exceeds 150% of the conversion price per share for 20 consecutive trading days commencing 120 days after the closing date, the Company shall have the right within three trading days after such trading period to have all of the principal amount outstanding under the Convertible Debentures converted into common shares at the Conversion price.
Share Capital Issued
On April 7, 2021, just prior to the completion of the Arrangement, the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of investment, $150.6 million offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the arrangement.
On April 7, 2021, the Company issued 30,914,614 common shares at a price of C$2.60 per share completing the private placement discussed in Note 1(a) of the Financial Statements. A cash commission was paid equal to 5.25% of the gross proceeds, other than (i) on proceeds from the sale of shares to Orion Mine Finance Group and any directors or officers of the Company or Premier for which the commission was reduced to 2.5% of the gross proceeds received and (ii) on proceeds from the sale of shares to Equinox Gold, for which no commission was paid.
On April 14, 2021, the Company issued 13,036,846 common shares at a price of C$2.60 per common share for total gross proceeds of $27.0 million (C$33.9 million) as part of the consideration on the Granite Creek acquisition.
On May 10, 2021, the Company issued 2,430,488 common shares at a price of C$2.50 per common share for total gross proceeds of $5.0 million (C$6.1 million) as part of the consideration on the acquisition of the Christison properties.
On May 26, 2021, the Company issued 5,479,536 common shares at a price of C$2.60 per common share for aggregate gross proceeds of $11.8 million (C$14.2 million) in satisfaction of an anti-dilution right of Equinox Gold contemplated in the Agreement and immediately prior to the closing of the Christison Acquisition.

On October 14, 2021, the Company issued 39,041,515 common shares at a price of C$2.62 per common share for aggregate gross proceeds of approximately C$102.3 million ($81.4 million) in connection with the closing of a non-brokered private placement.

On October 18, 2021, the Company issued 3,191,358 common shares to Waterton as partial consideration for the acquisition of Ruby Hill of $8.0 million.

On October 21, 2021, in connection with the Asset Exchange, the Company and Orion agreed that the $1.75 million transfer fee payable on the disposition of the Company’s interest in South Arturo under the offtake agreement with Orion would be satisfied by the issuance of 839,799 common shares of the Company at a price of C$2.62 per common share. On October 21, 2021, the Company issued 839,799 Common Shares to Orion in satisfaction of the Project Transfer Fee.

On December 9, 2021, the Company issued 4,800,000 common shares at a price of C$2.62 for gross proceeds of $10.0 million to Equinox Gold in satisfaction of an anti‑dilution right within the Agreement.

On January 31, 2022, in connection with the Arrangement, the Company issued 800,000 shares for share purchase warrants that were exercised in settlement of the warrant liability that was assumed for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date the Arrangement.

During the year ended December 31, 2022, the Company has issued 1,047,200 shares for stock options exercised. During the fourth quarter 2022, there were 192,400 shares issued for stock options exercised.

Subsequent to the year ended December 31, 2022, 1,888,683 stock options were granted.
Share Purchase Warrants
In connection with the subscription receipts discussed in Note 1 of the Financial Statements, the Company issued 7,728,654 Common Share Purchase Warrants (“warrants”) which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share. These warrants expired on October 7, 2022 and were not exercised. The warrants included a four month hold period, and the initial fair value of the warrants recognized on inception was $2.9 million.
In connection with the Arrangement, the Company assumed a warrant liability for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date the Arrangement. The warrants were set to expire January 31, 2022, however, these warrants were exercised in full prior to the expiration date and the Company issued 800,000 shares in settlement. The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company. The initial fair value of the replacement warrants recognized on inception was $0.5 million.
In connection with the acquisition of Osgood as further described in Note 1(b) of the Financial Statements, the Company issued 12,071,152 warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period, and the initial fair value of the warrants recognized on inception was $6.0 million.

In connection with the Finance Package as further described in Note 1(d) of the Financial Statements, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. The fair value of the warrants at inception and at December 31, 2021 was $3.5 million.

The warrants are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2022, the Company recognized a decrease in the estimated fair value of the liability of $0.5 million.
Stock Option Plan
The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years.
Restricted Share Unit Plan
The Company adopted the Restricted Share Unit ("RSU") plan to allow i-80’s Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting. As of December 31, 2022, there were 465,642 RSU’s outstanding. Subsequent to the year ended December 31, 2022, and as of the date of this MD&A, 731,544 RSU’s were granted.
Deferred Share Unit Plan
The Company adopted the Deferred Share Unit ("DSU") plan to grant non-transferable share units to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSU’s are priced based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three year period. Under the DSU plan, the awards can be equity or cash settled immediately upon vesting. As of December 31, 2022, there were 175,091 DSU’s outstanding. Subsequent to the year ended December 31, 2022, and as of the date of this MD&A, 110,919 DSU’s were granted.

RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 2(b) of the Company’s Financial Statements. Related party transactions included in the Financial Statements are with Premier, the former parent company, and with Equinox Gold.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties:

(i)The Company recognized revenue of $32.0 million for the year ended December 31, 2021 from the sale of gold and silver under the transfer pricing agreement with Premier. The transfer pricing agreement with Premier was terminated on closing of the Transaction.

(ii)Included in related party interest expense is interest accrued on an intercompany loan payable to Premier in the amount of $1.2 million for the year ended December 31, 2021. The intercompany note was settled on closing of the Transaction.

(iii)Included in finance expense is interest paid to Equinox Gold of $0.06 million for the year ended December 31, 2021 for the bridge loan further described in Note 10(vi) of the Company’s Financial Statements.

(iv)Included in the statement of cash flows for the year ended December 31, 2021, is the proceeds from Equinox Gold and the subsequent repayment to Equinox Gold for the $20.75 million bridge loan further described in Note 1(a) of the Company’s Financial Statements.

(v)Included in operating expenses is share‑based payments of $0.6 million for the year ended December 31, 2021. The share‑based payments are for allocation of expenses from Premier. The corresponding share‑based payment liability previously recorded in Premier USA, was settled on closing of the Transaction.

(vi)Included in operating expenses is transition services costs of $0.1 million to Equinox Gold for the year ended December 31, 2022 ($0.2 million for the the year ended December 31, 2021). The transition services costs are for general and administrative services provided by Equinox Gold to the Company’s head office in Reno, Nevada. The transition services agreement was terminated March 31, 2022.

(vii)In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference of $8.8 million recorded directly into surplus / (deficit).

COMMITMENTS AND CONTINGENCIES
Environmental Rehabilitation Provision
The Company currently has five active environmental rehabilitation obligations related to past and current mining activities. As per the table below, the provisions for each property are updated regularly for changes to projected inflation rates, the risk-free discount rate, accretion, and currency adjustments if applicable. Changes in cost estimates to perform the environmental rehabilitation work at each property are applied where an engineering assessment of the project has been completed.

For the period ended
(in thousands of U.S. dollars) (i)	December 31, 2022	December 31, 2021
Granite Creek	1,473	2,394
Lone Tree	48,898	60,592
Ruby Hill	13,273	23,179
McCoy-Cove	6,812	6,684
Argenta	1,170	—
Total	71,626	92,849
Granite Creek
This project has a current remediation plan of 10 years after the current approximate life of mine of the project of 11 years. There are no expenditures projected in the next few years. Management conducted an environmental assessment of the property during 2022 and updated the estimated environmental obligation as part of its normal year-end review. The estimated remediation costs includes closure of all permitted mining and exploration disturbance at the property.
Lone Tree
The assets at Lone Tree include an autoclave and flotation mill, which are currently not operating. There are reclamation activities ongoing at Lone Tree related to the treatment of the pit lake; during the year of 2022, reagents were added periodically to maintain a neutral pH. The Company spent $0.6 million towards treatment and management of the Lone Tree Pit Lake. As of December 31, 2022, Management estimates the environmental rehabilitation obligation at Lone Tree at $48.9 million after inflation and present value discounting. This amount is based on cost estimates from an environmental assessment of the property conducted during 2022 and includes closure of all permitted mining and exploration disturbance at the property.

Ruby Hill
As of December 31, 2022, Management estimates the environmental rehabilitation obligation at $13.3 million after inflation and present value discounting. This amount includes the closure of all permitted mining and exploration disturbance and is calculated using standardized reclamation cost estimators. Management conducted an environmental assessment of the property during 2022 and updated the estimated environmental obligation as part of its normal year-end review.
McCoy-Cove
The Company is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. The McCoy-Cove reclamation obligation is in part related to the McCoy portion of the property purchased from Newmont Mining Corporation in 2014. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove underground. The property had a remaining obligation from previous mining activities, most of which was completed prior to acquiring the property. Structural reclamation is on hold for several years pending a new mine plan for the property. The other portion is related to the Cove underground project which will not commence reclamation for several years, and was impacted by accretion and an updated risk-free discount rate. Management conducted an environmental assessment of the property during 2022 and updated the estimated environmental obligation as part of its normal year-end review, the estimated environmental rehabilitation obligation sits at $6.8 million after inflation and present value discounting.
Argenta
This recently acquired project includes barite processing facilities and associated infrastructure, which are currently not operating. The Argenta mine and mill complex has a current remediation plan of 5 years. The estimated remediation costs includes procedures in order to reclaim any land disturbed during mine development, construction and operations of the site done prior acquisition by the Company.
Surety Bonds

At December 31, 2022, the Company has outstanding surety bonds in the amount of $126.1 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $22.8 million, respectively. The surety bonds are secured by a $32.9 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.
Option Agreements
Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada. The option agreement is subject to a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property plus initial earn-in option payments of $5.2 million.
Changes to Other Agreements
In connection with the closing of the Arrangement on April 7, 2021, the offtake, gold prepay and silver stream agreements were amended to exclude certain parties and projects that were included in the original agreements.
The Second Amended and Restated Offtake Agreement entered into with OMF Fund II (O) Ltd. (formerly OMF Fund II SO Ltd.) was replaced with a new Offtake Agreement with i-80 Gold (“New Offtake Agreement”) covering the Company’s projects, including Osgood Mining Company, LLC. Under the terms of the New Offtake Agreement, the Annual Gold Quantity means (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually each year. The New Offtake Agreement ends on March 1, 2027.

The Amended and Restated Silver Stream Agreement was replaced with a new South Arturo Purchase and Sale Agreement (Silver) between i-80 Gold and OMF Fund II SO Ltd. with amended terms. Agreement was included in the net asset value in connection with the asset exchange with NGM, and therefore no longer on the balance sheet as of December 31, 2021.
As part of the Finance Package the Company entered on December 13, 2021 there was an amendment to the offtake agreement entered into with affiliates of Orion. The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Ruby Hill and Granite Creek projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023.

Off Balance Sheet Arrangements
The Company has no off-balance sheet or income statement arrangements other than the surety bonds discussed above.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES
Significant Accounting Judgements and Estimates

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of the Consolidated Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:
Osgood Mining Company LLC Acquisition

With regard to the acquisition of Osgood, management followed the guidance within IFRS 3 – Business Combinations and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill.

The Osgood transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ book values represented the fair value of the net assets acquired and was attributable to the acquired mineral interests.

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized any liability for contingent payments as the performance conditions required for these payments had not been met as of the date the assets were acquired.

Acquisition of Ruby Hill

The acquisition of Ruby Hill was assessed by management under the guidance of IFRS 3 – Business Combinations, management determined that they acquired a business and therefore accounted for the acquisition as a business combination under this standard. The fair value of assets acquired and liabilities assumed in this business combination, including deferred consideration, was estimated based on information available at the date of acquisition. Various valuation techniques were applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, quantity of mineral resources, mining and processing costs and discount rates. Changes in these variables could significantly impact the carrying value of the net assets.

Deferred consideration related to Ruby Hill is recognized as a financial liability at FVPL. In determining fair value on acquisition and at each reporting period, management judgement was required in respect to input variables of the financial model used for estimation purposes. These variables include management's best estimate that the early prepayment options will be exercised for all milestone payments and a discount rate that reflects the risk associated with the payment of contingent consideration.

Asset Exchange with Nevada Gold Mines LLC

The Asset Exchange with Nevada Gold Mines LLC was assessed by management under the guidance of IFRS 3 – Business Combinations. Management determined the assets acquired in this transaction did not meet the definition of a business and therefore accounted for the acquisition as an asset acquisition. As the consideration for this transaction was largely the South Arturo operations, the fair value of consideration given could not be measured as reliably as the fair value of the assets acquired and so management took the approach of valuing the assets acquired at fair value instead of the consideration paid, The fair value of assets acquired and liabilities assumed in this asset acquisition, was estimated based on information available at the date of acquisition. Various valuation techniques were applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, quantity of mineral resources, mining and processing costs and discount rates. Changes in these variables could significantly impact the carrying value of the net assets. A gain was recognized on this transaction, which reflected the difference between the carrying value of the non-cash consideration and its fair value.

Assets held for sale and discontinued operations

Significant judgement was required in the application of IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) regarding the Company’s 40% interest in the South Arturo asset classification as assets held for sale and classification as a discontinued operation.

In October, 2021, the Company announced that it had entered into a definitive agreement with Nevada Gold Mines (“NGM”) whereby the Company acquired the Lone Tree and Buffalo Mountain gold deposits in exchange for (among other consideration) the Company’s 40% interest in the South Arturo property. Management determined that the South Arturo asset should be classified as a discontinued operation in the Consolidated Financial Statements.
Provisions for environmental rehabilitation

Management assesses the provisions for environmental rehabilitation on acquisition, on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of financial instruments

The Company issued warrants as further described in Note 1 and Note 12(i) of the Financial Statements. The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. In determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's share price, share price variability, trading volumes and risk-free rates of return. The fair value of the warrants recognized on inception were calculated using Premier’s share price volatility and at December 31, 2022, and December 31, 2021, using i-80 Gold's share price volatility.

The financing instruments described in Note 1(d) of the Financial Statements were valued by simulating the relevant prices of the underlying assets; gold, silver and the Common Shares, from December 9 or 13, 2021, to their respective maturity dates of each financial instrument, using LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Financing Package. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts. The derivatives (including embedded) will continue to be recognized at FVPL whilst the host contracts are at amortized cost.

The conversion and change of control rights contained in the Convertible Loans are recognized as derivative liabilities and separately measured at FVPL each reporting period. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVPL each reporting period. In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVPL each reporting period. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.

The South Arturo Stream Agreement is recognized as a financial liability at FVPL. In determining the fair value of the Stream Agreement management judgement was required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's production profile, credit spread, and metal prices. Using the inputs above the Company used a discounted cash flow analysis to determine the present value of the financial liability.

Valuation of Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and NRV. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metals prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in estimates of NRV may result in a write-down of inventories or the reversal of a previous write-down.

Recoverable ounces

The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

Impairment and reversal of impairment for non-current assets

Non-current assets are tested for impairment at the end of each reporting period if in management's judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: by-product cash cost per ounce sold, by-product all-in sustaining cost (“AISC”) per ounce sold, earnings before interest, tax, depreciation and amortization, capital expenditures (expansionary), capital expenditures (sustaining), adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.

Definitions

Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes significant write-down adjustments and the gain / (loss) from financing instruments.

All-in sustaining costs on a by-product basis per ounce include total production cash costs on a by-product basis and costs related to sustaining production.

Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.

By-product credits include revenues from the sale of by-products from operating mines.

Capital expenditure (expansionary) is a capital expenditure intended to expand the business or operations by increasing production capacity beyond current levels of performance and includes capitalized exploration.

Capital expenditure (sustaining) is a capital expenditure necessary to maintain existing levels of production. The sustaining capital expenditures maintain the existing mine fleet, mill and other facilities so that they function at levels consistent from year to year.

Cost of sales per ounce sold is calculated by dividing the attributable cost of sales by the attributable ounces sold.

Exploration and evaluation (sustaining) expense is presented as mine site sustaining if it supports current mine operations.

Rehabilitation – accretion and amortization include depreciation on the assets related to the rehabilitation provision of gold operations and accretion on the rehabilitation provision of gold operations.

Average realized gold price per ounce of gold sold

Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended December 31,	Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)		2022	2022
Nevada production
Revenue per financial statements		$11,647	36,958
Silver revenue from mining operations		$(46)	(169)
Gold revenue from mining operations		$11,601	36,789
Ounces of gold sold	ounce	6,769	21,097
Average realized gold price	$/ounce	1,714	1,744

Lone Tree
Revenue per financial statements		$4,896	14,543
Silver revenue from mining operations		$(7)	(35)
Gold revenue from mining operations		$4,889	14,508
Ounces of gold sold	ounce	2,768	8,066
Average realized gold price	$/ounce	1,766	1,799

Ruby Hill
Revenue per financial statements		$6,752	22,415
Silver revenue from mining operations		$(39)	(135)
Gold revenue from mining operations		$6,713	22,280
Ounces of gold sold	ounce	4,002	13,031
Average realized gold price	$/ounce	1,678	1,710

(i)May not add due to rounding.

Cash Costs
Cash costs per ounce sold represents all direct and indirect operating costs related to the physical activities of producing gold, including on-site mining costs, processing, third-party smelting, refining and transportation costs, on-site general and administrative costs, community site relations, royalties and royalty taxes. State of Nevada net proceeds taxes are excluded. Cash costs incorporate the Company’s share of production costs but exclude, among other items, the impact of depletion, depreciation and amortization (“DD&A”), reclamation costs, inventory write-downs, financing costs, capital development and exploration and income taxes. In order to arrive at consolidated cash costs, the Company includes its attributable share of total cash costs from operations where less than 100% interest in the economic share of production is held.
Cash cost: by-product - When deriving the cash costs associated with an ounce of gold, the Company includes by-product credits, as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process. Accordingly, total production costs are reduced for revenues earned from silver sales.
Cash costs per ounce is a common financial performance measure in the mining industry, but the term does not have any standardized meaning. In determining its cash cost and cash cost per ounce, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company’s adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.

All-in Sustaining Costs (“AISC”)
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures which are expended to maintain existing levels of production (to which costs do not contribute to a material increase in annual gold ounce production over the next 12 months), rehabilitation accretion and amortization, and sustaining exploration and evaluation expenses. The Company does not allocate corporate general and administrative expenses. The measure seeks to reflect the full cost of production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments (including the State of Nevada net proceeds tax), dividends and financing costs are also excluded. The Company reports AISC on a per ounce sold basis.

This financial performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In determining AISC, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company's adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.
The following table provides a reconciliation on a by-product basis for gold cash cost and AISC for the three and twelve months ended December 31, 2022:

For the three and twelve months ended December 31, 2022
(in thousands of U.S. dollars, except per ounce information in dollars) (i)	Nevada Production
	Three months ended December 31, 2022		Year ended December 31, 2022
By-Product	000$	Per gold ounce sold	000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization and royalty tax	13,330	1,969	28,156	1,334
Depletion, depreciation and amortization	1,579	234	4,528	215
Total cost of sales	14,909	2,203	32,684	1,549

Depletion, depreciation and amortization	(1,579)	(234)	(4,528)	(215)
Royalty tax	200	29	705	33
By-product credits	(46)	(7)	(169)	(8)
Inventory net realizable value adjustment	(6,467)	(954)	(6,467)	(306)
Cash cost : by-product	7,017	1,037	22,225	1,053
Rehabilitation - accretion and amortization	679	100	2,715	129
All-in sustaining cost : by-product	7,696	1,137	24,940	1,182

Total gold ounces produced		6,769		21,097
Total ounces sold		6,769		21,097

(i)May not add due to rounding.

For the three and twelve months ended December 31, 2022
(in thousands of U.S. dollars, except per ounce information in dollars) (i)	Lone Tree
	Three months ended December 31, 2022		Year ended December 31, 2022
By-Product	000$	Per gold ounce sold	000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization	4,613	1,667	9,715	1,204
Depletion, depreciation and amortization	110	40	570	71
Total cost of sales	4,723	1,707	10,285	1,275

Depletion, depreciation and amortization	(110)	(40)	(570)	(71)

By-product credits	(7)	(3)	(35)	(4)
Inventory net realizable value adjustment	(2,131)	(770)	(2,131)	(264)
Cash cost : by-product	2,475	894	7,549	936
Rehabilitation - accretion and amortization	479	173	1,917	238
All-in sustaining cost : by-product	2,954	1,067	9,466	1,174

Total gold ounces produced		2,768		8,066
Total ounces sold		2,768		8,066

(i)May not add due to rounding.

For the three and twelve months ended December 31, 2022
(in thousands of U.S. dollars, except per ounce information in dollars) (i)	Ruby Hill
	Three months ended December 31, 2022		Year ended December 31, 2022
By-Product	000$	Per gold ounce sold	000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization and royalty tax	8,717	2,178	18,441	1,415
Depletion, depreciation and amortization	1,469	367	3,958	304
Total cost of sales	10,186	2,545	22,399	1,719

Depletion, depreciation and amortization	(1,469)	(367)	(3,958)	(304)
Royalty tax	200	50	705	54
By-product credits	(39)	(9)	(135)	(10)
Inventory net realizable value adjustment	(4,336)	(1,084)	(4,336)	(333)
Cash cost : by-product	4,542	1,135	14,675	1,126
Rehabilitation - accretion and amortization	199	50	799	61
All-in sustaining cost : by-product	4,741	1,185	15,474	1,187

Total gold ounces produced		4,002		13,031
Total ounces sold		4,002		13,031

(i)May not add due to rounding.

Adjusted Earnings / (Loss)
Adjusted earnings / (loss) and adjusted earnings / (loss) per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted earnings / (loss) nor adjusted earnings / (loss) per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings / (loss) for the three and twelve months ended December 31, 2022 and 2021, to the net earnings / (loss) for each period.

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2022	2021	2022	2021

Net income / (loss) for the period - Continuing operations	$(63,938)	$101,781	$(79,197)	$76,620
Adjust for:
Restructuring costs	—	—	—	(4,444)
Gain / (loss) on warrants	(10,788)	583	(1,040)	(2,515)
Loss on convertible loans	(19,000)	(6,097)	(9,899)	(6,097)
Loss on deferred consideration	(821)	(649)	(3,262)	(649)
Gain / (loss) on fair value measurement of Gold Prepay derivative	(4,205)	—	2,916	—
Gain / (loss) on fair value measurement of Silver Purchase derivative	(9,523)	—	1,898	—
Gain on asset exchange	—	135,531	—	135,531
Inventory net realizable value adjustment	(6,467)	—	(6,467)	—
Total Adjustments	$(50,804)	$129,368	$(15,854)	$121,826
Adjusted loss for the period	$(13,134)	$(27,587)	$(63,343)	$(45,206)
Weighted average shares for the period	240,420,340	228,398,521	240,100,023	148,288,884
Adjusted loss per share for the period	$(0.05)	$(0.12)	$(0.26)	$(0.30)

RISKS AND RISK MANAGEMENT
The Company's activities expose it to risks, including financial and operational risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns and which are more fully described in the “Risks and Uncertainties” section of this MD&A.
Financial Instruments and Related Risks

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.
Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.
Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at December 31, 2022 and at December 31, 2021 was nil.
Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at December 31, 2022. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	With 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$17,233	$—	$—	$—	$17,233
Convertible loans	—	—	60,000	—	60,000
Gold Prepay Agreement	17,043	17,469	13,359	—	47,871
Silver Purchase Agreement	14,604	8,679	2,191	—	25,474
Deferred consideration	47,000	—	—	—	47,000
Reclamation and closure obligations	923	857	810	94,565	97,155
Total	$96,803	$27,005	$76,360	$94,565	$294,733
Market risk
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.
Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

Fair value
(i) Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(ii) Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:
Financial assets

Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 6 of the Financial Statements was classified within level 2 of the fair value hierarchy and is fair valued using the common share price from the most recent subscription agreement at December 31, 2021, however during the year ended December 31, 2022 the investment listed on the TSX and therefore a quoted market price for this investment is available and is now classified within level 1 of the fair value hierarchy.
Financial liabilities

Financial liabilities not classified as fair value through profit or loss ("FVTPL") are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The Stream Agreement liability was classified within level 3 of the fair value hierarchy and was fair valued using the net present value of expected future cash flows based on management assumptions on silver deliveries under the stream and a discount rate that includes the risk premium that market participants require. This liability was extinguished as of December 31, 2021.

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and at December 31, 2022. This liability is classified within level 3 of the fair value hierarchy as it involves management's best estimate of whether or not the key activities as described in Note 1(b) of the Company’s Financial Statements required for each milestone payment will be achieved. Management has assumed that all milestones will be achieved and the early repayment option will be taken so the fair value of the deferred consideration is the $47 million discounted at 7.5%.

The Finance Package is classified within level 3 of the fair value hierarchy and is fair valued using credit spread calculated at inception and simulating out the expected movement in gold, silver and the Company’s share price while considering key assumptions like the discount rate that includes the risk premium that market participants require, the volatility in the Company’s share price and the discount for lack of marketability.

The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur on December 13, 2023. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). The change in fair value is dependent on the movement in gold prices and the change in the risk free borrowing rate.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at December 31, 2022, the gold substitution option did not have any value. The change in fair value of the embedded derivative related to the silver price is dependent on the movement in silver prices and the change in the risk free borrowing rate.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended December 31, 2022 and December 31, 2021:

			Orion			Sprott	Trident
	Stream Agreement	Deferred consideration	Conversion and change of control rights	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Conversion and change of control rights	A&R Offtake gold lookback option
Balance as at January 1, 2021	$—	$—	$—	$—	$—	$—	$—
Initial recognition	(853)	(41,895)	(13,599)	—	—	(2,733)	(577)
Principal repayment	11	—	—	—	—	—	—
Disposals	897	—	—	—	—	—	—
Fair value adjustments	(55)	(648)	(4,935)	—	—	(1,162)	(153)
Balance as at December 31, 2021	—	(42,543)	(18,534)	—	—	(3,895)	(730)
Fair value adjustments	—	(3,262)	(8,495)	1,898	2,916	(1,404)	—
Balance as at December 31, 2022	—	(45,805)	(27,029)	1,898	2,916	(5,299)	(730)

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at December 31, 2022	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	1,898	4,638	(4,638)
Gold Prepay Agreement - gold price derivative	Change in forecast gold price	2,916	4,208	(4,208)

The valuation of the Convertible Loans and related embedded derivatives were dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur on December 13, 2023.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at December 31, 2022	Unobservable input	Fair Value	Change in Fair Value
Assumption:		25%	15%	35%
Orion - Conversion Option and Change of Control Option	Change of control probability	(27,029)	327	327
Sprott - Conversion Option and Change of Control Option	Change of control probability	(5,299)	(62)	62

Management of Capital Risk

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $369.5 million at December 31, 2022 ($363.9 million at December 31, 2021). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing described in Note 26 of the Financial Statements, the Company expects it will have sufficient capital to carry out its development, exploration and evaluation plans through 2023.

Risks and Uncertainties

COVID-19 and Other Global Pandemics

Though mining operations and exploration and development work at Lone Tree, Ruby Hill, Granite Creek and McCoy-Cove, are continuing with no significant interruptions to date, the Company may nonetheless be impacted at any time by an epidemic, pandemic or other public health crises that may arise, including COVID-19, as well as related governmental regulations, restrictions and other measures and business disruptions due to the impact of same on third parties with whom the Company is associated or does business. The Company is currently complying with all federal, state and local governmental regulations concerning COVID-19 and continues to monitor the developments and impact of COVID-19 and any epidemic, pandemic or public health crises as they may arise. In addition, government authorities could impose new or additional requirements resulting in further limitations on the activities, or the suspension of all activities.

In the event of an outbreak of a contagious disease at site at any of the Company’s projects, government authorities, either federally or locally, or the Company could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of operations could result in delays in production, the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. If authorities were to impose a suspension order caused by any public health crises (including a resurgence of COVID-19), or if there is a full suspension of operations at the mine site for an undefined period of time there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. Moreover, the actual and threatened further spread of COVID-19 or any other pandemic diseases globally could materially and adversely impact the Company's business and stock markets and cause volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, which could have an adverse effect on the trading price of the Company’s Common Shares, the Company’s ability to raise capital, the demand for gold and the Company's future prospects.

Fluctuating Commodity Prices

Historically, gold and other precious metals prices have fluctuated widely and are affected by numerous external factors beyond the Company’s control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of or any combination of, these factors may result in not receiving an adequate return on invested capital and a loss of all or part of an investment in securities in the Company.

No Assurance of Title

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in its name where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure ownership claims to individual mineral claims. While the Company’s intention is to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/de-adsorption, recovery plants and conveyors to move minerals, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start up of new mines as planned. There can be no assurance that current or future construction and start up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time-consuming process. The costs and delays associated with obtaining necessary licenses and permits could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its mineral projects or that the Company will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

Environmental Regulations and Potential Liabilities

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, mine construction and development, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals, and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s production and development activities and this could have an adverse effect on profitability. An increase in worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labor could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction, and continuing operation of its assets. As a result, the Company’s activities are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of production for the Company’s mining operations are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.

Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

Early Redemption of the Convertible Debentures

The Convertible Debentures are not redeemable prior to the Maturity Date; provided, however, that, if the Company has not executed the security documents relating to the security being provided in connection with the offering within 90 days from the closing date, the Company shall be obligated to repurchase the Convertible Debentures, by the date that is 120 days from the closing date, at a price equal to 100% of the principal amount of the Convertible Debentures then outstanding plus any accrued and unpaid interest thereon up to and including the date of redemption. The early redemption of the Convertible Debentures would have a material adverse effect on the Company’s business, results of operations and financial condition.

Dependence on Key Personnel

The Company’s success is dependent on a relatively small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Third Parties

The Company relies significantly on strategic relationships with other entities and also on good relationships with regulatory and governmental departments. The Company also relies upon third parties to provide essential contracting services. In some cases, the Company may hold interests in its properties through joint ventures where it is not the manager of the joint venture. In these situations, the joint venture decision may not accord with the Company’s stated or desired plan. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or non-renewal of one or more of these key business alliances or contracts, could adversely impact the Company, its business, operating results, and prospects.

Losses from, or Liabilities for, Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Governmental Regulation

Exploration, development and mining of minerals are subject to extensive federal, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, water use, land use, land claims that may be brought by third parties, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition, and results of operations of the Company. The costs and delays associated with obtaining necessary licenses and permits and complying with these licenses and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or licenses and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties, or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. These laws and regulations are administered by various governmental authorities including the federal, state, and local governments.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Labor Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations which might result in the Company not meeting its business objectives.

Nature of Mineral Exploration and Mining

The economics of exploring and developing mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection.

The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The operations of the Company are also subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The activities of the Company may be subject to prolonged disruptions due to inclement or hazardous weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected geological formations, rock bursts, formation pressures, cave-ins, flooding, or other conditions may be encountered in the drilling and removal of material. Other risks include, but are not limited to, mechanical equipment performance problems, industrial accidents, labor disputes, drill rig shortages, the unavailability of materials and equipment, power failures, hydrological conditions, earthquakes, fires, landslides, and other Acts of God. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Estimates of Mineral Resources and Mineral Reserves

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Competition

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labor to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Conflicts of Interest

The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director is required by the Business Corporations Act (British Columbia) to disclose the conflict of interest and to abstain from voting on the matter.

Failure to further develop the Ruby Hill Mine and the Lone Tree Project

The ability of the Company to sustain or increase the present level of gold and silver production is dependent on the success of its projects. Following the completion of the Asset Exchange and the Ruby Hill Acquisition, the only gold sales for the Company are from residual heap leaching operations continuing at Lone Tree and Ruby Hill. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of mineral reserve and mineral resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of the project; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction and scoping of major projects, including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop this project are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Company's ability to maintain licenses to operate the Ruby Hill Mine or the Lone Tree project is also important to the success of this project. Actual costs and economic returns may differ materially from estimates prepared by the Company, or the Company could fail or be delayed in obtaining all approvals necessary for execution of the project, in which case, the project may not proceed either on its original timing or at all. In addition, neither the Ruby Hill Mine nor the Lone Tree project may demonstrate attractive economic feasibility at low gold or silver prices.

The capital costs for each the Ruby Hill Mine and Lone Tree project may outweigh the Company's capital, financial and staffing capacity and may adversely affect the development of the Ruby Hill Mine and the Lone Tree project. The inability to further develop the Ruby Hill Mine or the Lone Tree project could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for the Company to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Inability to Obtain Additional Financing and Reduction in Scope of Planned Business Objectives.

The Company will have various capital requirements and exploration and development expenditures as it proceeds to expand exploration and development activities at its mineral properties (including the refurbishment and retrofit of the Lone Tree facilities), develop any such properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Funds from mining operations at the Ruby Hill Mine are not expected to be sufficient to fund such capital requirements. The continued exploration and future development of the Company's exploration and development-stage properties will therefore depend on the Company's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which the Company cannot currently quantify and may not currently have in place. The Company can provide no assurance that it will be able to obtain financing on favorable terms or at all.

In addition, the Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If the Company is unable to obtain additional financing as needed, it may not be able to move forward with its planned exploration and development activities at the Ruby Hill Mine, the Lone Tree project (including the refurbishment and retrofit of the Lone Tree facilities), the McCoy-Cove Project, the Granite Creek Project and the Buffalo Mountain Project. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Failure to realize the all of the benefits of the Company's Acquisitions

There can be no assurance that management of the Company will be able to fully realize the expected benefits of the Ruby Hill Acquisition and the Asset Exchange. In addition, although the Company conducted substantial due diligence in connection with the Ruby Hill Acquisition and Asset Exchange, there may be unknown or undisclosed risks or liabilities relating to the Ruby Hill Mine, Lone Tree and Buffalo Mountain properties which could have a material adverse effect on its business, results or operations and financial position of the Corporation.

There is a risk that some or all of the expected benefits in respect of the acquisitions will fail to materialize, or may not occur within the time periods anticipated by management of the Company, or that there are additional risks and costs, such as integrated related costs, that may result in the failure to realize all of the benefits anticipated in the Ruby Hill Acquisition and the Asset Exchange. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company. All of these factors could cause dilution to the Company's earnings per share or decrease or delay the anticipated accretive effect of the Ruby Hill Acquisition and the Asset Exchange and cause a decrease in the market price of the Common Shares.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with the Canadian Securities Administrators’ Regulation, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure Controls and Procedures
The CEO and the CFO have designed disclosure controls and procedures or have caused them to be designed under their supervision, in order to provide reasonable assurance that (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. There were no changes made to i-80 Gold’s disclosure controls and procedures in the fourth quarter 2022. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022.
Internal Control over Financial Reporting
The CEO and the CFO have also designed internal controls over financial reporting (“ICFR”) or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (COSO 2013). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, i-80 Gold’s internal control over financial reporting. Based on this assessment management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.
Limitations of Controls and Procedures
Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Tim George, PE, and Tyler Hill, CPG-12146, who are the Qualified Persons, as the term is defined in NI 43-101. For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form and other continuous disclosure documents filed by the Company on SEDAR at www.sedar.com, and on the Company’s web-site at www.i80gold.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS
Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including the potential impact of the global COVID-19 pandemic, general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of resource, reserve or production estimates, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive there from. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.
Additional information relating to i-80 Gold can be found on i-80 Gold’s web-site at www.i80gold.com, SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.